April 10, 2023

VIA EDGAR

Benjamin Holt

Dorrie Yale

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Fifth Wall Acquisition Corp. III
Registration Statement on Form S-4
Filed January 13, 2023
File No. 333-269231

Dear Mr. Holt and Ms. Yale:

On behalf of Fifth Wall Acquisition Corp. III (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated February 9, 2023 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-269231) filed by the Company on January 13, 2023 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the SEC Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”).

Cover Page

1.

Revise your disclosure regarding the exchange ratio to more clearly explain the term and to provide stockholders with a better understanding of the expected exchange ratio or range. Revise to disclose the expected ownership percentages following the transactions of the FWAC stockholders, MIC stockholders, the sponsor and its affiliates, and related parties, both inclusive and exclusive of financing transactions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the joint proxy statement/prospectus included in Amendment No. 1 to (i) explain more clearly the calculation of the exchange ratio and to include the estimated exchange ratio and (ii) disclose the expected post-closing ownership, inclusive and exclusive of the additional PIPE investments.

Benjamin Holt

Dorrie Yale

April 10, 2023

Frequently Used Terms, page 2

2.

Although we do not object to the inclusion of the glossary, please revise to ensure that your disclosures are in plain English and are clear without frequent reliance on defined terms or reference to other documents. As examples only, it is not clear why there is a need for a defined term of “Agreement End Date” when it is defined as just a date, or why the first portion of the definition “Exchange Ratio” refers to a formula to calculate a quotient rather than stating the resulting amount.

Response: The Company acknowledges the Staff’s comment and has revised pages 2 through 15 of Amendment No. 1 accordingly.

3.

Please revise your disclosure to clarify that adjusted funds from operations (AFFO) and funds from operations (FFO) is each a non-GAAP measure. In addition, revise the definition of “Bombe”, both here and at first use, to clearly explain the affiliation of such entity with Mr. Chavez, MIC’s CEO. Please revise the definition of “Initial PIPE Investor,” here, as well as in the letter to FWAC shareholders and MIC stockholders, to clarify that it is controlled by Mr. Osher, a director of MIC, and similarly revise disclosures on pages 26 and 189.

Response: The Company acknowledges the Staff’s comment and has revised pages 2, 5, 7, 29 and 206 of Amendment No. 1 accordingly.

Market and Industry Information, page 15

4.

We refer to your statements that there can be no assurance as to the accuracy of or completeness of third-party information, and that you have not independently verified any third-party information. These statements imply an inappropriate disclaimer of responsibility with respect to this information. Please either delete these statements or specifically state that you are responsible for such information.

Response: The Company acknowledges the Staff’s comment and has revised page 17 of Amendment No. 1 accordingly.

Questions and Answers

Q. How many votes do I have?, page 22

5.

In your discussion of FWAC votes, please revise to clarify here that as a result of various agreements, only approximately 3.8% of the outstanding FWAC Class A shares held by public shareholders must vote in favor of the Merger Proposal in order for it to be approved. With respect to the MC shares, to the extent correct, revise to specify that the 33.8% shares beneficially owned by MIC directors and officers are subject to a voting agreement.

Response: The Company acknowledges the Staff’s comment and has revised page 24 of Amendment No. 1 to clarify the requisite voting thresholds required at minimum and maximum quorum scenarios for FWAC and to specify that the shares beneficially owned by MIC directors and officers are subject to a voting agreement.

Q. Do any of FWAC’s directors or officers have interests that may conflict...?, page 24

6.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Benjamin Holt

Dorrie Yale

April 10, 2023

Response: The Company acknowledges the Staff’s comment and has revised pages 26 and 58 of Amendment No. 1 to clarify that no additional consideration was provided to holders of FWAC Class B shares in exchange for such holders waiving their redemption rights with respect to their FWAC Class B shares and any acquired FWAC Class A shares.

7.

Please revise to quantify the aggregate dollar amount, if any, of working capital loans extended to FWAC. Also quantify out-of-pocket expenses incurred by FWAC’s officers and directors and their affiliates for which they are awaiting reimbursement. Please revise similar disclosure in your prospectus summary on pages 52-53 and in the section discussing the merger on pages 213-214.

Response: The Company acknowledges the Staff’s comment and has revised pages 27, 59, and 231 of Amendment No. 1 to quantify the aggregate dollar amount of outstanding working capital loans and reimbursable expenses.

Q. What equity stake will current FWAC shareholders...?, page 27

8.

We note the sensitivity tables on pages 27 and 28, including a table row item labeled “Additional PIPE Investors” that appears to assume an additional $50 million in PIPE investments. Similarly, we note disclosure regarding the sources and uses of funds for the merger on pages 215-216 that appears to assume an additional $50 million in PIPE investments. Please revise where appropriate to disclose whether you have initiated substantive discussions regarding any additional PIPE investments. Identify the additional PIPE counterparty(ies), including their relationship to you, your sponsor, or MIC, disclose the material terms of the pending additional PIPE investment(s), and highlight material differences in the terms and price of securities issued at the time of the FWAC IPO as compared to these contemplated investments.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it included these preliminary disclosures to give effect to the commitments and obligations of the Sponsor contemplated under the Sponsor Agreement, as set forth on pages 30-32, 50, 53-54, 106, 223, 233-236 and 283 of Amendment No. 1, whereby Sponsor is subject to certain forfeiture requirements if the Company fails to secure additional PIPE Investments of $50 million or more. The Company will include appropriate disclosure regarding any additional financing transactions (including any additional PIPE Investments) in subsequent amendments to the Registration Statement if the parties enter into any definitive agreements providing for any additional financing transaction(s), and any such additional disclosure will describe any investor relationships with the Company, Sponsor, or MIC, the material terms of such financing transaction(s), and any material differences in terms and pricing as compared to the securities offered in connection with the Company’s IPO. In addition, the sensitivity tables will be updated when the final additional financial transactions have been determined.

9.	We note that the presented information excludes shares of New MIC common stock to be issued upon exercise of the New MIC common warrants. Please explain to us the rationale for this exclusion.

Response: The Company has revised pages 30-32, 53, 54 and 235-237 of Amendment No. 1 to give effect to the issuance of New MIC Common Stock upon the exercise of the New MIC Warrants.

Benjamin Holt

Dorrie Yale

April 10, 2023

Questions and Answers about the MIC Meeting, page 39

10.	Add a Q&A explaining the proposals for which you seek approval from MIC stockholders, similar to the Q&A beginning on page 32 for FWAC stockholders.

Response: The Company acknowledges the Staff’s comment and has revised page 42 of Amendment No. 1 to provide a Q&A explaining the proposals being presented to the MIC stockholders.

Summary Risk Factors, page 56

11.	Please revise your summary risk factors to provide additional specificity as follows:

•	Expand on the third bullet to disclose the amount of net loss for the prior two fiscal years.

•

Add a bullet to disclose the risk of not being in compliance with financial covenants under MIC’s revolving credit facility, as you further explain on page 81, which in turn may lead to an event of default. In this regard, we note that you state MIC currently expects it will not be in compliance with a financial covenant under the facility, which would lead to an event of default, and that if MIC’s auditor includes a “going concern” explanatory paragraph in its report for MIC’s financial statements for the year ending December 31, 2022, then this may also accelerate a default. Disclose the outstanding balance under this facility as of a recent date.

Response: The Company acknowledges the Staff’s comment and has revised pages 63 and 64 of Amendment No. 1 to include the requested disclosure.

“New MIC may be subject to a new 1% U.S. federal excise tax....”, page 112

12.

We note the discussion of the Inflation Reduction Act on page 112 and the statement that the Excise Tax “could reduce the amount of cash available...such that the per-share redemption amount received by redeeming holders of New MIC Common Stock may be less than $10.00 per share.” This appears to suggest that the proceeds held in the trust account could be subject to the Excise Tax, and that the redeeming holders will therefore receive a smaller amount from redemptions. Please also revise to explain whether there is a risk that non-redeeming shareholders would bear the economic impact of the excise tax. In this regard, we note your disclosures elsewhere in the prospectus, such as on page 233, that assume redemption prices would be $10 per share.

Response: The Company acknowledges the Staff’s comment and has revised pages 121, 122, 233, and 234 of Amendment No. 1 to include the requested disclosure.

Risks Related to Ownership of New MIC’s Securities Following the Merger

“Holders of New MIC Preferred Stock will have dividend, liquidation and other rights....”, page 114

13.

Please expand your disclosure to quantify the accrued and unpaid dividends on the MIC series A preferred stock and MIC series 1 preferred stock, respectively, as of the most recent practicable date, and state whether you expect to pay such amounts in connection with the transactions.

Response: The Company acknowledges the Staff’s comment and has revised pages 64 and 124 of Amendment No. 1 to include the requested disclosure.

Benjamin Holt

Dorrie Yale

April 10, 2023

Proposal 2—The Domestication Proposal

Vote Required for Approval, page 140

14.

Please revise to disclose, if true, that under the terms of FWAC’s memorandum and articles of association, holders of FWAC Class B Shares shall have ten votes for each FWAC Class B Share held, as you indicate on page 22, and holders of FWAC Class A Shares shall have one vote for each FWAC Class A Share held.

Response: The Company acknowledges the Staff’s comment and has revised pages 24 and 39 of Amendment No. 1 to correct the voting rights disclosure with respect to the Domestication Proposal.

The Merger

Background of the Merger, page 167

15.

Expand the discussion in the fourth paragraph on page 167 to explain whether the MIC board re-engaged with the four interested parties from the 2019 process, and if not, why it determined not to do so. We note that MIC received proposals from six potential investors and engaged in substantive negotiations with three interested parties, one of which is Bombe. Revise to explain what factors the MIC board considered in determining to move forward with negotiations with the three interested parties, and how it then further determined to enter into a transaction with Bombe. We also note your disclosure in Note M on page F-58 regarding settlement of litigation that occurred as a result of this transaction. Please revise to disclose the nature of the litigation claims addressed in the settlement agreement, and what consideration the MIC board gave to the litigation and the settlement as part of its consideration of potential transactions. Disclose whether MIC may still be subject to some claims and clarify the extent to which any assigned claims or other value may still be transferred or received.

Response: The Company acknowledges the Staff’s comment and has revised pages 179, 180 and F-53 of Amendment No. 1 to include the requested disclosure. Further, we respectfully advise the Staff that the settlement of the litigation referenced in Note O on page F-53 relates to the stockholder class action lawsuits alleging direct and derivative claims against MIC, certain of its then-officers and then-directors, the Former Advisor and/or Mr. Shustek, captioned Arthur Magowski v. The Parking REIT, Inc., et. al, No. 24-C-19003125 (filed on May 31, 2019), Michelle Barene v. The Parking REIT, Inc., et. al, No. 24-C-19003527 (filed on June 27, 2019) and SIPDA Revocable Trust v. The Parking REIT, Inc., et al, Case No. 2:19-cv-00428 (filed on March 12, 2019). In connection with the transactions contemplated by the Purchase and Contribution Agreement, MIC entered into a settlement agreement. On November 5, 2021, upon the expiration of the tender offer launched by Color Up in accordance with the terms of the Purchase and Contribution Agreement, the terms of the settlement agreement were satisfied and the prior lawsuits were settled.

The settlement of the litigation is not related to the Assignment of Claims, Causes of Action, and Proceeds, dated August 25, 2021, which related to the assignment by MIC to the Former Advisor of certain claims and claim proceeds that MIC had against certain parties related to the matter captioned The Parking REIT, Inc., et al v. Ira S. Levine, et al, Case No. A-20-908902-C (filed on January 21, 2020).

16.

We refer to your statement on page 168 that FWAC met with approximately 52 potential targets, and conducted additional due diligence with 12 companies. Please expand your discussion to explain the factors considered by the FWAC board in determining to contact these 52 companies, and how it determined to conduct additional diligence with respect to the 12 companies. In addition, explain whether FWAC entered into any type of arrangement (e.g., a preliminary letter of intent or a confidentiality agreement) with any of these companies. You should include a discussion of the industry of the twelve companies, why the FWAC board determined not to further pursue discussions with these companies, and when such determinations occurred.

Response: The Company acknowledges the Staff’s comment and has revised pages 181-183 of Amendment No. 1 to include the requested disclosure.

Benjamin Holt

Dorrie Yale

April 10, 2023

17.

Please revise your disclosure on page 170 to identify the financial advisor who identified MIC as a potential acquisition target. In addition, expand your discussion to explain what factors the FWAC board considered in determining to execute a non-disclosure agreement with MIC and what was discussed at the August 2, 2022 meeting.

Response: The Company acknowledges the Staff’s comment and has revised page 184 of Amendment No. 1 to clarify that FWAC did not engage the investment bank that introduced it to MIC. The Company has revised page 184 of Amendment No. 1 to include additional disclosure regarding entry into a non-disclosure agreement with MIC and the August 2, 2022 meeting.

18.

We note your references throughout pages 170-174 to the transaction consideration, or valuation, for MIC. Please revise to clarify when the original valuation was established, why the valuation changed over time, and what the final valuation included, as well as explaining negotiations regarding the forfeiture of shares by the sponsor. For example, please clarify whether the initial draft non-binding letter of intent sent on September 23, 2022 proposed financial terms for the potential business combination, and if so, specify such terms. In addition, please explain why the valuation changed as a result of meetings and discussions held between October 10, 2022, when the parties executed a non-binding term sheet including transaction consideration, and November 18, 2022, when the parties executed an updated non-binding letter of intent including updated transaction consideration. Finally, please specify the components of the final transaction consideration, and explain any material changes and the reasons for such changes as compared to the November 18 transaction consideration. In this regard, we note certain statements in the press release filed by FWAC under Form 8-K on December 14, 2022, including that “FWAC’s sponsor has agreed to defer a portion of its founder shares in an earn-out with vesting at significant premiums to FWAC’s current share price [and]...a portion of the FWAC Sponsor’s founder shares will be cancelled for no consideration.”

Response: The Company acknowledges the Staff’s comment and has revised pages 184-189 of Amendment No. 1 to include the requested disclosure.

19.

Please substantially revise your disclosures in this section to identify the material terms negotiated for the non-binding letter of intent and term sheet, merger agreement and ancillary agreements, and how they evolved, including by quantifying the termination fee and expense reimbursement included in the initial draft of the merger agreement sent on November 30, 2022.

Benjamin Holt

Dorrie Yale

April 10, 2023

Response: The Company acknowledges the Staff’s comment and has revised pages 184-189 of Amendment No. 1 to include the requested disclosure. The Company respectfully advises the Staff that the termination fee included in the initial draft merger agreement did not specify an amount, and that the revised disclosure addresses the parties’ negotiation of the termination fee and expense reimbursement provisions.

Recommendation of the FWAC Board and Its Reasons for the Merger and the Other Transactions, page 174

20.

We note your disclosure on page 174 that the FWAC board, in reaching its resolution to recommend that FWAC’s shareholders adopt the merger agreement and approve the merger, consulted with FWAC’s financial advisors. Please identify FWAC’s financial advisors and disclose the following:

•	any fees the financial advisors will receive upon completion of the business combination and any amounts that are contingent upon completion of the transaction;

•

any additional services the financial advisors or their affiliates provided in connection with the transaction (such as for any PIPE transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction;

•	any services the financial advisors have provided to MIC or affiliates of the parties.

Response: The Company acknowledges the Staff’s comment and has revised page 193 of Amendment No. 1 to include the requested disclosure. The Company respectfully advises the Staff that none of the underwriters to the initial public offering of the Company have historically provided or currently provide any services to MIC or its affiliates.

21.

Please revise to address how the FWAC board took into account MIC’s Up-C structure in recommending the transaction to FWAC stockholders for their approval. In this regard, we note Ms. Hogue’s references to the Up-C structure in the video transcripts filed by FWAC pursuant to Rule 425 on January 17, 2023. We also note references to the Up-C structure on pages 43 and 50 of the investor presentation filed by FWAC under Form 8-K on January 13, 2023.

Response: The Company acknowledges the Staff’s comment and has revised page 191 of Amendment No. 1 to include the requested disclosure.

Opinion of B. Riley Securities, Inc., page 181

22.

Please revise to reconcile your disclosure regarding net asset value (NAV). In this regard, we note your risk factor disclosure on page 72 that investors should not rely on MIC’s estimated NAV per share as being an accurate measure of the current value of the shares of MIC common stock. However, B. Riley relied in part on NAV analyses to assess the fairness of the exchange ratio to MIC’s common stockholders from a financial point of view, and you state on page 184 that “MIC believes that an NAV analysis may also be of significance to stockholders and other market participants....” We also note your statement on page 176 that the FWAC board reviewed third-party appraisals that served as the basis for MIC’s most recent NAV per share, and your disclosure on page 187 that MIC had engaged CBRE, Inc. to conduct the appraisal.

Benjamin Holt

Dorrie Yale

April 10, 2023

Response: The Company acknowledges the Staff’s comment and has revised pages 18, 63, 76 and 77 of Amendment No. 1 to clarify the risk factor and other disclosures regarding the use of estimated NAV and the third-party appraisal.

23.	Please revise to define FFO and explain why it was selected as a financial measure as opposed to alternative measures, such as net income calculated in accordance with GAAP.

Response: The Company acknowledges the Staff’s comment and has revised page 5 of Amendment No. 1 to include the requested disclosure. Further, we respectfully advise the Staff that funds from operations, or FFO, is a non-GAAP financial measure that B. Riley calculated on the basis defined by the National Association of Real Estate Investment Trusts, or Nareit, which is net income (loss) attributable to common shareholders, calculated in accordance with GAAP, plus real estate depreciation and amortization and provision of impairment in real estate, minus gain from sale of investments in real estate as well as certain other adjustments currently not applicable to MIC. B. Riley believes that FFO provides useful information to investors because by excluding the effects of certain amounts that are not deemed to be operational by nature, such as depreciation expense, FFO may facilitate investors with a meaningful measure for evaluating period-to-period operating performance.

24.	Please revise to disclose note 1 and note 2 from the graphic included on page 185.

Response: The Company acknowledges the Staff’s comment and has revised page 202 of Amendment No. 1 to include the requested disclosure.

25.	Please revise your disclosure on page 187 to specify the indicative range of the NAV of MIC and the implied per share value reference ranges for MIC calculated by B. Riley.

Response: The Company acknowledges the Staff’s comment and has revised page 204 of Amendment No. 1 to remove the reference to an indicative range of the NAV of MIC. As shown in B. Riley’s presentation to the MIC Board as confidentially and supplementally furnished to the Staff, B. Riley did not use an indicative range as part of its NAV analysis. B. Riley utilized the latest publicly reported NAV/share estimate as determined by the MIC Board. As part of this analysis, there was no indicative range of NAV/share estimates, only one NAV estimate of $14.76 per share. In addition, the Company revised the disclosure related to The Selected Publicly Traded Companies Analysis beginning on page 201 to include the implied per share value reference range based on the estimated NAV.

Certain MIC Projected Financial Information

Unaudited Financial Information, page 209

26.

Please expand your disclosure of the non-GAAP financial measures used in your projections to more fully describe the nature of the expenses excluded from these measures and the impact those excluded expenses have on your operations.

Response: The Company acknowledges the Staff’s comment and has revised pages 226-230 of Amendment No. 1 to include the requested disclosure.

27.

We refer to your discussion on page 211 of various anticipated revenue increases for 2023, which appear to amount to a total amount of revenue increases that is greater than the amount shown in the table on page 210. Please revise to reconcile your disclosures, or otherwise clarify.

Benjamin Holt

Dorrie Yale

April 10, 2023

Response: The Company acknowledges the Staff’s comment and has revised pages 228 and 229 of Amendment No. 1 accordingly.

Permitted Purchases of FWAC Securities, page 219

28.

We refer to your disclosures on pages 58 and 219 stating that FWAC founders, advisors or their affiliates may purchase shares in negotiated transactions or in the open market, and that the purpose of such purchases could be to vote the shares in favor of the merger and thereby increase the likelihood of obtaining shareholder approval. Please revise your disclosures to explain how such purchases and votes, as well as the provisions in ancillary agreements such as Exhibit 10.50, would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that none of the ancillary agreements contemplated by the Merger Agreement, including Exhibit 10.50, would implicate the requirements of Rule 14e-5 of the Exchange Act, as there is no obligation for the FWAC founders, advisors or their affiliates to repurchase shares thereunder. For clarity, Exhibit 10.50, the Sponsor Agreement, only contemplates the transfer by Sponsor of its Founder Shares to prospective financing sources as additional consideration, but not specific transfers are contemplated thereunder. Any such arrangements whereby Sponsor, its advisors or their affiliates purchase shares prior to the shareholder meeting will be done in compliance with Rule 14e-5 under the Exchange Act and applicable guidance such as Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01. The Company acknowledges the Staff’s comment and has revised pages 65, 107, 108, 238, and 239 of Amendment No. 1 to include a summary of the applicable requirements that must be met to effectuate such repurchases.

Unaudited Pro Forma Condensed Combined Financial Information, page 221

29.

We note that several of the adjustments to your pro forma income statement for the period ended December 31, 2021 recorded to present the impact of property acquisitions were determined by annualizing actual results from the date of acquisition through year end. Please tell us how you determined you were not required to calculate these adjustments based on actual amounts (i.e. actual results of operations from the pre-acquisition period).

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that in accordance with Rule 11-02 of Regulation S-X the Unaudited Pro Forma Condensed Combined Statements of Income and Comprehensive Income for the year ended December 31, 2021 have been deleted.

U.S. Federal Income Tax Considerations, page 238

30.

Please revise to clearly identify the disclosure in this section that is the opinion of the tax counsels with respect to the effects of the domestication and the merger, and revise to remove language stating that “generally” certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also revise to remove statements “assuming” or “provided” the domestication qualifies as a F reorganization and the First Merger and Second Merger, taken together, qualify as a reorganization as described in Section 368(a) of the Code. Please make similar changes throughout your prospectus. Refer to Staff Legal Bulletin No. 19 for guidance.

Benjamin Holt

Dorrie Yale

April 10, 2023

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 257 of Amendment No. 1 and respectfully advises the Staff that, in accordance with Section III of Staff Legal Bulletin No. 19, the Company has filed an opinion of counsel covering the material tax consequences of the Domestication as Exhibit 8.1 to Amendment No. 1 and an opinion of counsel covering the material tax consequences of the First Merger and Second Merger, taken together, as Exhibit 8.2 to Amendment No. 1. Section III.A.2 of Staff Legal Bulletin No. 19 provides that a tax consequence is “material” if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding to make an investment decision. Section III.A.2 of Staff Legal Bulletin No. 19 further provides that no opinion of counsel is required when a registrant represents that an exchange offer or merger is a taxable transaction. The Company respectfully advises the Staff that it has not provided an opinion that covers the effects of exercising redemption rights because the disclosure provides that such redemption is expected to be a taxable transaction.

Description of MIC’s Business

Our Company, page 268

31.	Please revise your discussion on page 268 to specify how RevPAS is calculated.

Response: The Company acknowledges the Staff’s comment and has revised page 290 of Amendment No. 1 to include the requested disclosure.

Recent Developments, page 280

32.

We refer to your disclosure here that MIC engaged a third-party appraisal firm, and your disclosures elsewhere that B. Riley and the FWAC board reviewed appraisal values from CBRE. Please revise the prospectus as appropriate to discuss the range of assumptions used in the analyses determining NAV and include tabular disclosure providing the values for the properties. Please file a consent from CBRE, Inc.

Response: The Company acknowledges the Staff’s comment and has revised page 301 of Amendment No. 1 to clarify that the estimated NAV was determined by the MIC Board based upon information provided by MIC’s management team and removed the disclosure that the third-party appraisal firm’s market appraisal was used to determine the estimated NAV. The revised disclosure clarifies that the information provided by the management team included a valuation of MIC’s real estate investments which used, in part, information provided by the independent third-party appraisal firm. The Company respectfully submits that, as explained in Securities Act Sections Compliance and Disclosure Interpretations Question 141.02 (the “CDI”), the revised disclosures do not include or summarize the valuation, or include any statement, of an expert and make clear that it was the MIC Board that determined the estimated NAV. As set forth in the CDI, “…if the disclosure states that management or the board prepared the [estimated NAV] and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the [estimated NAV] to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the [estimated NAV] as the [estimated NAV is] attributed to the registrant.”

Our Leases, page 281

33.

We note that SP Plus Corporation leased properties that contributed approximately 60.5% of your parking rental revenue for the nine months ended September 30, 2022; and that your top five tenants represented approximately 91.5% of your rental revenue for the same period. Please expand your disclosure to clarify why you believe that you are not dependent on any one tenant despite the concentration discussed above. In your revised disclosure please discuss the process involved in finding a suitable replacement tenant in the event that one of these tenants terminates their relationship with you or experiences insolvency.

Benjamin Holt

Dorrie Yale

April 10, 2023

Response: The Company acknowledges the Staff’s comment. The Company has revised pages 309 and 310 of Amendment No. 1 to include the requested disclosure.

34.

You state on page 289 that you believe the New Lease Structure will result in “extreme diversification with proximity to multiple key demand drivers, where no single tenant operator will represent a significant risk exposure.” Please expand your discussion to explain why the New Lease Structure is expected to lead to greater diversification. Add a discussion regarding whether your leases, whether under the New Lease Structure or otherwise, include provisions that allow tenants or other operators to terminate or modify the leases as a result of specified events, such as pandemics or other events.

Response: The Company acknowledges the Staff’s comment and has revised pages 309 and 310 of Amendment No. 1 accordingly.

Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners and Management of FWAC and New MIC, page 342

35.	Please revise the table on page 344 to reflect each of Mr. Mykhaylovskyy’s and Mr. Wallace’s beneficial ownership of FWAC as a result of interest held in the sponsor, or advise.

Response: The Company acknowledges the Staff’s comment and has revised page 360 of Amendment No. 1 to include the requested disclosure.

General

36.

Please provide us with copies of the materials that the financial advisor for MIC prepared and shared with the MIC board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to such board. We may have additional comments after we review those materials.

Response: The Company acknowledges the Staff’s comment and advises the Staff that MIC will provide the requested material.

37.

We note that you are registering shares of New MIC common stock that are issuable upon conversion or redemption of OP common units. We also note your statement on page 8 and 47 that following the execution of the merger agreement, the limited partners of the operating partnership executed a written consent approving the merger, and that no further action by OP common unit holders is required to approve the merger. Please explain to us how the registration of such shares is consistent with Securities Act Section C&DI 239.13, or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Registration Statement includes a proxy statement for a special meeting for the holders of MIC Common Stock, and that only the holders of MIC Common Stock are deemed to be making an investment decision within the meaning of Rule 145 under the Securities Act. The approval of the limited partners was not required in connection with “[a] statutory merger … in which securities of [the limited partnership] will become or be exchanged for securities of any person….” Rather, the approval of the limited partners was required because the partnership agreement of Mobile Infra Operating Partnership, L.P. requires the limited partners to approve (i) the admittance of a new general partner and (ii) change of control transactions which require the approval of holders of MIC Common Stock. Only the holders of MIC Common Stock will be voting on a merger transaction as contemplated by Rule 145. The Registration Statement registers shares issuable upon conversion or redemption of OP common units because the obligation of New MIC to issue shares of New MIC Common Stock upon such conversion or redemption will be deemed to be an offer of New MIC Common Stock. The Company also has revised the disclosure in the joint letter to shareholders and stockholders and on page 51 of Amendment No. 1 to clarify that only the limited partners holding the requisite number of OP Common Units executed the written consent.

Benjamin Holt

Dorrie Yale

April 10, 2023

38.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has revised pages 111-113 and 360 of Amendment No. 1 to include the requested disclosure.

39.

We note that Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, and BofA Securities, Inc were underwriters for the initial public offering of FWAC. We also note press reports that certain of these firms are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these firms about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to such firm for FWAC’s initial public offering.

Response: The Company has received formal notice from each of Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, and BofA Securities, Inc. noting that such party is not involved with the Company’s initial business combination (which includes the proposed transaction) and waiving its right to its portion of deferred underwriting compensation. The Company has revised pages 26, 47, 109 and 193 of Amendment No. 1 to include additional disclosure with respect to the reduction of the deferred underwriting fee payable upon consummation of the proposed transaction.

*    *     *

Benjamin Holt

Dorrie Yale

April 10, 2023

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico
Evan M. D’Amico

EMD